

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2020

Scott Praill
Chief Financial Officer
Kintara Therapeutics, Inc.
12707 High Bluff Dr., Suite 200
San Diego, CA 92130

> **Re: Kintara Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 26, 2020**
> **File No. 333-249675**

Dear Mr. Praill:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Margaret Schwartz at 202-551-7153 with any questions.

> Sincerely,
>
> Division of Corporation Finance
> Office of Life Sciences

cc: Steven Skolnick, Esq.